UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number ~~333-74815~~ 1-05794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation Hourly 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

Page 1 of 15 consecutively numbered pages.
The exhibit index appears on page 15.

MASCO CORPORATION HOURLY 401(k) PLAN

INDEX

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

2

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Masco Corporation Hourly 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Corporation Hourly 401(k) Plan (the "Plan") at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 24, 2009

MASCO CORPORATION HOURLY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

ASSETS	**2008**	**2007**
Investments, at fair value:		
Mutual funds	$110,350,351	$178,975,394
Company stock fund	605,945	1,516,150
Participant loans receivable	12,377,771	13,585,707
Total investments	123,334,067	194,077,251
Receivables:		
Participant contributions	299,781	357,138
Employer contributions	108,810	115,873
Net assets from plan merger (Note A)	523,767	---
Total receivables	932,358	473,011
NET ASSETS AVAILABLE FOR BENEFITS	$124,266,425	$194,550,262

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2008

Additions:	
Participant contributions	$ 15,619,579
Interest and dividend income	7,244,460
Employer contributions	6,126,353
Total	28,990,392
Deductions:	
Net depreciation in fair value of investments	(64,611,915)
Benefit payments	(22,514,256)
Other, net	(89,635)
Total	(87,215,806)
Transfers:	
Net transfers out of the Plan (Note A)	(12,058,423)
Net decrease	(70,283,837)
Net assets available for benefits:	
Beginning of year	194,550,262
End of year	$124,266,425

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Corporation ("Company") Hourly 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering hourly employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2. *Contributions.* Participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan, not to exceed $15,500 in 2008. All employees who are eligible to make salary reductions under this Plan and who have attained the age of 50 before the close of the Plan Year shall be eligible to make catch-up contributions which were limited to $5,000 in 2008. Participants may also make rollover contributions representing distributions from individual IRAs or other employers' tax-qualified plans. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund and vary in their respective strategies, risks and goals. Participants may change their investment options daily.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their account. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting and Forfeited Employer Contributions.* Participants are immediately vested in their contributions plus actual earnings thereon. Vesting varies by division or subsidiary, but generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon. At December 31, 2008 and 2007, forfeited nonvested employer contributions totaled $14,579 and $13,104, respectively. The forfeited amounts were used in each succeeding year to reduce employer contributions.

A. Description of Plan, continued:

5. *Voting Rights.* Each participant who has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

6. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan. Loan terms generally range from 1-15 years. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest are paid ratably through monthly payroll deductions. Loans outstanding as of December 31, 2008 are due at various dates through 2024 and bear interest at rates ranging from 3.25% to 10.5%.

7. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

During 2008, several transfers were executed within the Masco Corporation Hourly 401(k) Plan, the Masco Corporation 401(k) Plan and the Masco Services Group Corp. 401(k) Plan in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets out of the Plan amounted to $1,777,478.

Effective December 31, 2008, Behr Process Corporation was removed as a currently participating employer and added as a formerly participating employer. As a result of this event, net assets of $10,804,712 transferred out of the Plan.

Effective December 31, 2008, TFI/EPI, LLC was added as a currently participating employer. As a result of this event, the related net assets of $523,767 transferred into the Plan on January 2, 2009 and are reflected as a receivable in the accompanying financial statement as of December 31, 2008.

B. Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services, Inc. using quoted market prices at December 31, 2008 and 2007. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Payment of Benefits

Benefits are recorded when paid.

C. **Investments:**

The following investments represent five percent or more of the Plan's net assets at December 31, 2008 and 2007.

	2008	2007
Fidelity Retirement Government Money Market Portfolio, 24,110,196 and 21,991,682 shares, respectively	$24,110,196	$21,991,682
PIMCO Total Return Fund - Administrative Class, 867,682 and 193,096 shares, respectively	$ 8,798,299	$ 2,064,198
Fidelity Magellan® Fund, 187,202 and 214,278 shares, respectively	$ 8,585,062	$20,114,310
Fidelity Independence Fund, 433,195 and 482,706 shares, respectively	$ 6,181,687	$13,607,489

During 2008, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) depreciated in value by $(64,611,915) as follows:

Mutual Funds	$(63,815,877)
Masco Corporation Company Stock Fund	(796,038)
	$(64,611,915)

At December 31, 2008 and 2007, the Masco Corporation Company Stock Fund is made up of Masco Corporation Common Stock totaling $592,860 and $1,482,562, respectively, and cash and money market investments of $13,085 and $33,588, respectively.

D. **Fair Value Measurements**

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards ("SFAS") No. 157 for its financial assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." SFAS No. 157 further defines a fair value hierarchy, as follows: Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

D. **Fair Value Measurements,** concluded:

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end.

Participant loans: Valued at their outstanding balances, which approximate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual funds	$110,350,351	$ --	$ --	$110,350,351
Common stocks	605,945	--	--	605,945
Participant loans	--	--	12,377,771	12,377,771
Total assets at fair value	$110,956,296	$ --	$ 12,377,771	$123,334,067

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

	Year Ended December 31, 2008 Participant Loans
Balance, beginning of year	$13,585,707
Interest	21,654
Purchases, sales, issuances and settlements (net)	(1,229,590)
Balance, end of year	$12,377,771

E. Income Tax Status:

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

F. Plan Termination:

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. At the date of any such termination, all participants become fully vested in their accounts and the Administrative Committee of the Masco Corporation Hourly 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses which will be prorated among the participants' accounts.

G. Other Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is also the trustee as defined by the Plan and, therefore, the purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2008.

MASCO CORPORATION HOURLY 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value
	Pacific Investment Management Series	PIMCO Total Return Fund-Administrative Class 867,682 shares		$ 8,798,299
	Wellington Management Company, LLP	Vanguard Wellington Fund-Admiral Class 132,072 shares		5,570,778
	JP Morgan Investment Management	JP Morgan Midcap Value Fund-Institutional Class 183,128 shares		2,847,647
	Artisan Partners Limited Partnership	Artisan Mid Cap Fund-Investor Class 126,993 shares		2,160,156
	Wells Fargo Funds Management, LLC	Wells Fargo Advantage Small Cap Value Fund - Investor Class 43,046 shares		781,288
	American Beacon Advisors	American Beacon Small Cap Value Fund-PA Class 33,879 shares		390,290
**	Fidelity Institutional Retirement Services Company	Fidelity Retirement Government Money Market Portfolio 24,110,196 shares		24,110,196
		Fidelity Magellan® Fund 187,202 shares		8,585,062
		Fidelity Independence Fund 433,195 shares		6,181,687
		Fidelity Fund 202,466 shares		4,608,126
		Spartan® U.S. Equity Index Fund 138,819 shares		4,428,321
		Fidelity Overseas Fund 136,450 shares		3,422,161
		Fidelity Low-Priced Stock Fund 135,140 shares		3,124,440
		Fidelity Equity Income II Fund 216,167 shares		2,879,351
		Fidelity Emerging Markets Fund 101,429 shares		1,317,564
		Fidelity Diversified International Fund 61,200 shares		1,316,410

MASCO CORPORATION HOURLY 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2008

(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding		(d) Cost*	(e) Current Value
**	Fidelity Institutional Retirement Services Company, concluded	Fidelity Freedom Income Fund® 41,902 shares			400,579
		Fidelity Freedom 2000 Fund® 23,641 shares			237,587
		Fidelity Freedom 2005 Fund℠ 13,287 shares			111,477
		Fidelity Freedom 2010 Fund® 143,027 shares			1,481,764
		Fidelity Freedom 2015 Fund℠ 305,965 shares			2,619,065
		Fidelity Freedom 2020 Fund® 534,251 shares			5,369,220
		Fidelity Freedom 2025 Fund℠ 512,203 shares			4,215,427
		Fidelity Freedom 2030 Fund® 506,364 shares			4,942,114
		Fidelity Freedom 2035 Fund℠ 416,929 shares			3,347,943
		Fidelity Freedom 2040 Fund® 554,514 shares			3,099,732
		Fidelity Freedom 2045 Fund℠ 356,513 shares			2,345,854
		Fidelity Freedom 2050 Fund℠ 256,627 shares			1,657,813
		Masco Corporation Company Stock Fund 158,624 shares			605,945
		Masco Corporation Common Stock	$592,860		
		Cash and Money Market	$13,085		
**	Participant Loans	Ranging 1-15 years maturity with Rates of Interest, 3.25% - 10.5%			12,377,771
					$ 123,334,067

* Historical cost information is no longer required on the Schedule of Assets (Held at End of Year) for participant directed investments.

** These investments are with a party-in-interest.

MASCO CORPORATION HOURLY 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation Hourly 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Corporation Hourly 401(k) Plan

Date: June 24, 2009

By: ______________________________
John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer
Authorized Signatory

MASCO CORPORATION HOURLY 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74815) of Masco Corporation of our report dated June 24, 2009 relating to the financial statements of Masco Corporation Hourly 401(k) Plan which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 24, 2009